GreatWesternBank.com Email to Home Federal customers with link pages included. Filed by Great Western Bancorp, Inc. Commission File No. 001-36688 Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: HF Financial Corp. Commission File No. 033-44383 Date: December 11, 2015

This is a preview email. If you're having trouble viewing this email, you may see it online. Share this: On behalf of everyone at Home Federal Bank, we want to thank you for banking with us and allowing us the opportunity to serve you. As you may have already heard, an agreement is in place for Home Federal to merge* with Great Western Bank. Great Western Bank was established 80 years ago and has grown to 158 banking locations in seven states. Today, Great Western Bank is the 7th largest U.S. farm lender. Great Western Bank holds a strong balance sheet. Financial statistics for the year ended September 30, 2015 include: Total assets of $9.8 billion and total capital of nearly $1.5 billion. Great Western Bank holds nearly 12.1% total risk based capital, above the regulatory requirement of 10% to be considered ‘well capitalized’. Great Western Bank’s parent company, Great Western Bancorp, Inc., is a Top 20 Midwest bank holding company with stock trading on the New York Stock Exchange (NYSE:GWB). Great Western Bank is a leading regional bank with a deep product offering that includes commercial and business banking, agribusiness, personal banking, consumer and mortgage loans, and wealth management. The Great Western Bank culture of Making Life Great is consistent with Home Federal’s values and philosophy. Our organizations and management teams share a commitment of putting the needs of our customers and communities first. Visit www.GreatWesternBank.com/about-us/ to learn more about Great Western Bank. Home Federal and Great Western Bank are committed to helping you succeed financially. The transaction is expected to close in the second quarter of 2016. In the coming months you will receive additional information regarding the benefits of being part of the Great Western Bank family. You can feel confident knowing you will be informed on any changes before they happen. Again, thank you for your business. If you have questions or concerns, please call or stop in to visit with your Home Federal banker. We look forward to continuing to earn your business and are excited about what the future holds. Below, please find additional information about Great Western Bank. Sincerely, Stephen M. Bianchi President & CEO Home Federal Bank Ken Karels President & CEO Great Western Bank *Merger is contingent upon regulatory and shareholder approval. email : Webview : Update on Pending Agreement to Merge with Great W... https://t.e2ma.net/message/90xq2b/5hcabjb 1 of 3 12/10/2015 1:37 PM

No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com. Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com. Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2015 annual meeting of stockholders as previously filed with the SEC on January 5, 2015, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward- looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2014 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at www.sec.gov. You should also read Great Western’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is on file with the SEC. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of email : Webview : Update on Pending Agreement to Merge with Great W... https://t.e2ma.net/message/90xq2b/5hcabjb 2 of 3 12/10/2015 1:37 PM them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date. Member FDIC Ι Equal Housing Lender 225 S. Main Ave. | Sioux Falls, SD 57104 US This email was sent to mtravis@homefederal.com. To ensure that you continue receiving our emails, please add us to your address book or safe list. manage your preferences | opt out using TrueRemove®. Got this as a forward? Sign up to receive our future emails. email : Webview : Update on Pending Agreement to Merge with Great W... https://t.e2ma.net/message/90xq2b/5hcabjb 3 of 3 12/10/2015 1:37 PM

Great Western Bancorp, Inc. Great Western Bancorp, Inc. is the bank holding company for Great Western Bank, a full-service regional bank focused on relationship-based business and agribusiness banking. • $9.8 billion in total assets as of September 30, 2015 • Headquartered in Sioux Falls, South Dakota • Top 20 Midwest bank holding company • 7th largest U.S. farm lender • 158 banking branches across seven states • Big-bank capabilities, small-bank service Company Highlights Financial Information Exchange: NYSE: GWB Closing Price: $26.10 52-week Range: $19.11 - $27.53 Shares Outstanding: 55.22 million Market Capitalization: $1.44 billion P/E (trailing): 13.7x 4Q FY15 Dividend: $0.14 per share Credit Ratings: Kroll Senior Unsecured BBB+ (Holding Company), A- (Bank) INVESTOR FACT SHEET NYSE: GWB Key Investment Characteristics • Sustained, strong net income growth • Focused on business banking; emphasis on agribusiness sector • Proven track record of strong, disciplined growth and a highly efficient operating model • Robust risk management and strong credit quality • Well-diversified loan portfolio • Strong capital position • Skilled management team with local market experience Analyst Coverage Deutsche Bank, Dave Rochester Bank of America/Merrill Lynch, Ebrahim Poonawala J.P. Morgan, Preeti Dixit RBC Capital, Jon Arfstrom Keefe, Bruyette & Woods, Damon DelMonte Sandler O’Neill, Tim O’Brien Macquarie, Russell Gunther Stephens, Erik Zwick Financial Highlights • FY15 net income of $109.1 million represents 1.12% return on average assets • Focused expense control drove superior efficiency ratio of 48% for FY15 This report, which was prepared by Great Western Bancorp, Inc., contains statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are qualified in their entirety by the cautionary language set forth in Great Western Bancorp, Inc.’s filings with the Securities and Exchange Commission. As of October 26, 2015 September 30, 2015 Total Loans ($MM) FY12 FY13 FY14 FY15 $6,139 $6,363 $6,787 $7,325 +7.9% FYTD Deposits Cost of Deposits Deposits ($MM) FY12 FY13 FY14 FY15 $6,885 $6,948 $7,052 $7,387+4.7% FYTD 0.68% 0.48% 0.36% 0.32% Capital FY12 FY13 FY14 FY15 13.7% 13.8% 12.9% 12.1% Tier 1 Capital Ratio Total Capital Ratio TCE/TA 11.9% 12.4% 11.8% 10.9% 8.3% 8.2%8.2% 7.8% Demonstrated Earnings Growth FY09 FY11FY10 FY12 FY13 FY15FY14 $45 $54 $63 $73 $96 $105 49% 48% 51% 53% 51% 50% Net Income ($MM) Efficiency Ratio $109 48%

Ken Karels President & CEO Peter Chapman Executive VP & CFO Steve Ulenberg Executive VP & CRO Donald Straka General Counsel Doug Bass Regional President Bryan Kindopp Regional President Cheryl Olson Head of Marketing and Learning & Development Andy Pederson Head of People & Culture Allen Shafer Executive VP – Support Services Management Team Specialized Agribusiness Expertise • 25% of loan portfolio is Agribusiness lending • 7th largest U.S. farm lender with 79 years of experience Focus on Business Banking • 14% CAGR in loan portfolio from FY2009–FY2015 AGRIBUSINESS REAL ESTATE AGRIBUSINESS OPERATING COMMERCIAL & INDUSTRIAL CONSTRUCTION & DEVELOPMENT OWNER OCCUPIED CRE NON-OWNER OCCUPIED CRE MULTIFAMILY RESIDENTIAL REAL ESTATE RESIDENTIAL REAL ESTATE CONSUMER & OTHER Experienced Management Team with Local Market Experience South Dakota Nebraska KansasArizona Missouri Iowa Colorado • CEO has 38 years in-market experience • Management team has a combined total of 253 years of in-market and international banking experience GreatWesternBank.com Contact Information Cheryl Olson, 605.336.5681 Cheryl.Olson@GreatWesternBank.com GRAINS BEEF CATTLE DAIRY HOGS COTTON OTHER 36% 13% 2% 6% 27% 16% 13.2% 12.1% 12.5% 16.7% 21.9% 15.3% 3.5% 3.3% 1.5% Great Western Bancorp, Inc. Great Western Bank Footprint ©2015, Great Western Bank Headquarters: Great Western Bank 100 N. Phillips Avenue Sioux Falls, SD 57104 As of September 30, 2015 As of September 30, 2015 Ann Nachtigal, 605.988.9217 Ann.Nachtigal@GreatWesternBank.com David Hinderaker, 605.988.9253 David.Hinderaker@greatwesternbank.com

GreatWesternBank.com

GreatWesternBank.com

GreatWesternBank.com

GreatWesternBank.com

GreatWesternBank.com No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial Corp. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important Additional Information and Where to Find It In connection with the Agreement and Plan of Merger by and between Great Western Bancorp, Inc. (“Great Western”) and HF Financial Corp., Great Western will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a proxy statement of HF Financial Corp. and a prospectus of Great Western, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL CORP. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL CORP. AND THE PROPOSED TRANSACTION. The Registration Statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Great Western and HF Financial Corp. with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at David.Hinderaker@greatwesternbank.com. Documents filed by HF Financial Corp. with the SEC may also be obtained free of charge from HF Financial Corp’s website (www.homefederal.com under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to HF Financial Corp’s Investor Relations contact, Pamela F. Russo at prusso@homefederal.com. Participants in the Solicitation Great Western, HF Financial Corp., and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial Corp., in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2015 annual meeting of stockholders as previously filed with the SEC on January 5, 2015, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial Corp., is available in HF Financial Corp.’s, definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and including the proxy statement/prospectus, and other relevant documents regarding the transaction filed with the SEC when they become available. Forward-Looking Statements This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond GWB’s and HF Financial Corp’s control. Statements in this document regarding Great Western, HF Financial Corp. and the proposed merger that are forward- looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Great Western and HF Financial Corp. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S- X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Great Western or HF Financial Corp. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the

GreatWesternBank.com timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events. For more discussion of important risk factors that may materially affect Great Western and HF Financial Corp., please see the risk factors contained in Great Western’s Annual Report on Form 10-K for its fiscal year ended September 30, 2014 and HF Financial Corp’s Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC and available through the SEC’s website at www.sec.gov. You should also read Great Western’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which is on file with the SEC. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Great Western, HF Financial Corp. or the combined company. None of Great Western nor HF Financial Corp. assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.